UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 48194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dempsey Financial Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2951 Piedmont Road, Suite 200
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
S. Kay Dempsey **(404) 266-8761**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

2727 Paces Ferry Rd, Bldg 2, Suite 1680	**Atlanta**	**Georgia**	**303_39**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __S. Kay Dempsey__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Dempsey Financial Network, Inc.__ , as

of __December 31__ , __2018__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public 2-27-2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__*For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5 (e)(3).__*

DEMPSEY FINANCIAL NETWORK, INC.

Financial Statements
For the Year Ended
December 31, 2018
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dempsey Financial Network, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

February 26, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	185,191
Commissions Receivable	$	652
Prepaid expenses		14,260
Property and equipment, net of accumulated depreciation of $19,572		-
Total Assets	$	200,103

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Reserve for Chargebacks		50,000
TOTAL LIABILITIES		50,000
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		499,488
Accumulated deficit		(350,385)
Total Stockholder's Equity		150,103
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	200,103

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES		
Commissions	$	2,100,013
Interest Income		4,503
Total Revenue		2,104,516
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		150,738
Occupancy		30,148
IT, Data, Communications		17,292
Other operating expenses		91,758
Total Expenses		289,936
NET INCOME	$	1,814,580

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,814,580
Adjustments to reconcile net income to net cash provided by operations:		
Change in commissions receivable		1,568
Change in prepaid expenses		8,085
Change in Reserve for Chargebacks		50,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,874,233
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions		(1,946,000)
NET CASH USED BY FINANCING ACTIVITIES		(1,946,000)
NET DECREASE IN CASH		(71,767)
CASH BALANCE:		
Beginning of year		256,958
End of year	$	185,191

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2018

	Shares Common Stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, December 31, 2017	$ 1,000	$ 499,487	$ (218,964)	$ 281,523
Net Income			1,814,580	1,814,580
Distributions		-	(1,946,000)	(1,946,000)
Balance, December 31, 2018	$ 1,000	$ 499,487	$ (350,384)	$ 150,103

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business</u>: The Company is a registered broker-dealer organized under the laws of the state of Georgia that began business in March 1995. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company provides market support and product placement services on behalf of certain insurance carriers that issue variable securities products. The Company is a "sub-wholesaler" for issuers of variable life and variable annuity products.

The Company maintains its bank balances at a high credit quality financial institution. The balances at times may exceed federally insured limits.

<u>Income Taxes:</u> The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Date of Management's Review</u> – Subsequent events were evaluated through the date the financial statements were issued.

<u>Revenue Recognition</u> - The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;

) Allocation of the transaction price to the identified performance obligation(s);
) Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon issuance or renewal of an insurance policy as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Reserve for Chargebacks – Certain policies sold by the Company are subject to chargeback/refund for a period of time in the event that the policyholder elects to cancel or reduce coverage. The Company evaluates its exposure to chargebacks and provides a reserve.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $135,191, which was $130,191 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .37 to 1.0.

NOTE C – RELATED PARTIES

The Company has an expense sharing agreement with a related company owned by the Company's stockholder. The related company provides the Company with administrative staff, office space and related operating expenses in exchange for fees. The office facilities occupied by the related company that are shared with the Company are leased from the common stockholder. Fees are payable monthly in amounts sufficient to cover costs incurred by the related party considered allocable to the Company. Amounts paid under the agreement for 2018 were approximately $181,765.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – CONCENTRATION

Most of the Company's revenues are earned from brokers who are introduced to the Company by a related party, which is an insurance agency (See Note C).

Approximately 97% of commission revenue earned during 2018 was through one insurance carrier.

NOTE E – CONTINGENCIES

The Company is exposed to litigation in the normal course of business. There is no litigation in progress at December 31, 2018.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY FINANCIAL NETWORK, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholder's equity	$	150,103
Less non-allowable assets:		
Commissions receivable		(652)
Prepaid expenses		(14,260)
Total non-allowable assets		(14,912)
Net capital before haircuts		135,191
Less haircuts		-
Net capital		135,191
Less net capital required		5,000
Excess net capital	$	130,191
Aggregate indebtedness		50,000
Required net capital based on aggregate indebtedness	$	3,333
Ratio of aggregate indebtedness to net capital		0.37 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no difference between net capital as reported in Part IIA of Form X-17a-5
and net capital as reported above.

DEMPSEY FINANCIAL NETWORK, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,
2018.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934 pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dempsey Financial Network, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dempsey Financial Network, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Dempsey Financial Network, Inc. stated that Dempsey Financial Network, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dempsey Financial Network, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dempsey Financial Network, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BROKER DEALER'S ANNUAL EXEMPTION REPORT

Dempsey Financial Network, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Dempsey Financial Network, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

S. Kay Dempsey

S. Kay Dempsey
February 25, 2019